14048369

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66420

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: PALAFOX TRADING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
131 South Dearborn Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PATRICIA STASNY (312) 395-4366
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/24/14

PALAFOX TRADING LLC

AFFIRMATION

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Palafox Trading LLC (the "Company"), as of December 31, 2013, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny Date: 2/24/14

Patricia Stasny, Global Controller of Citadel LLC

Barbara A. Horne 2/24/14

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/14

CITADEL

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)

(SEC File Number 8-66420)

Statement of Financial Condition as of December 31, 2013
and Independent Auditor's Report

PALAFOX TRADING LLC
(A Delaware Limited Liability Company)
(SEC File Number 8-66420)

*Statement of Financial Condition as of December 31, 2013
and Independent Auditor's Report*

*Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.*

pwc

Independent Auditor's Report

To the Member of Palafox Trading LLC:

We have audited the accompanying statement of financial condition of Palafox Trading LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 24, 2014

PricewaterhouseCoopers LLP, One North Wacker, Chicago, IL 60606
T:(312) 298 2000 , F:(312) 298 2001, www.pwc.com/us

PALAFOX TRADING LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(Expressed in U.S. dollars in thousands)

ASSETS

Assets:		
Cash and cash equivalents	$	96,844
Cash segregated under federal regulation		1,000
Securities purchased under agreements to resell		10,597,814
Receivable from brokers, dealers, and clearing organizations		12,566
Receivable from affiliate		4,450
Other assets		54
Total assets	$	10,712,728

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold under agreements to repurchase	$	10,597,814
Payable to clearing organization		6,122
Payable to affiliates		383
Other liabilities		204
Total liabilities		10,604,523
Member's capital		108,205
Total liabilities and member's capital	$	10,712,728

See notes to statement of financial condition.

PALAFOX TRADING LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2013
(Expressed in U.S. dollars)

(1) Organization:

Palafox Trading LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker-dealer, is a member of the Financial Industry Regulatory Authority, Inc., a member of the Securities Investor Protection Corporation ("SIPC"), and a clearing member of the Fixed Income Clearing Corporation ("FICC").

Citadel Global Fixed Income Master Fund Ltd. ("GFIL") is the sole member of the Company. Citadel Kensington Global Strategies Fund Ltd. ("Kensington"), through its holding company KGSF Offshore Holdings Ltd. ("KGOH"), Citadel Wellington LLC ("Wellington"), Cyprus Investment Fund LLC ("CYFC"), Cyprus Investment Fund Ltd. ("CYFD"), through its holding company CYFD Offshore Holdings Ltd. ("CYHD"), Citadel Global Fixed Income Fund Ltd. ("GFID"), through its holding company GFID Offshore Holdings Ltd. ("GFOH"), and Citadel Global Fixed Income Fund LLC ("GFXC") are the shareholders and ultimate beneficiaries of GFIL.

Citadel Advisors LLC ("CALC") is responsible for managing all investment and other activities for the Company. CALC is a registered investment adviser with the SEC pursuant to the Investment Advisers Act of 1940.

Citadel LLC, an affiliate of CALC, provides certain administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain administrative services to the Company. The services contract between the Company and NTHFS is effective through July 31, 2016 and is automatically extended for an additional 5 years unless NTHFS elects otherwise. Through a contractual agreement, Citadel LLC provides certain information technology systems to NTHFS, which support the administrative services provided by NTHFS.

(2) Summary of Significant Accounting Policies:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in accordance with GAAP requires CALC to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

(2) Summary of Significant Accounting Policies, Continued:

Cash and Cash Equivalents

The Company defines cash and cash equivalents on the statement of financial condition as cash and funds held in liquid investments with original maturities of 90 days or less, as well as investments in money market funds. Substantially all cash and cash equivalents are held at major U.S. financial institutions.

Offsetting Financial Instruments

Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Transfers of Financial Assets

In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers that are not accounted for as sales, which involve the transfer of financial assets over which the transferor retains control, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financings (see Note 4).

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements, which are typically initiated to obtain collateral securities to be delivered to counterparties of known or planned short sales or repurchase agreements, are not considered to be investment positions. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Valuation of Financial Instruments

The Company measures and reports investments in money market funds ("Financial Instruments") at fair value, as determined by CALC. Financial Instruments are generally characterized by the

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

geographies/time zone(s) of trading. The fair value determined by CALC is based on available information and represents CALC's best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. All Financial Instruments are valued at the close of business on each date of determination in the relevant time zone as determined by CALC. Valuations are not changed subsequent to such closing time, irrespective of whether part or all of a group of Financial Instruments continue to trade after the close of business and prior to the next opening of business in such time zone, except that CALC may value (or revalue as the case may be) any and all Financial Instruments based on pricing or other relevant information obtained after the close of business if CALC believes that doing so is necessary to better reflect fair value and is consistent with the Company's governing documents.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between knowledgeable, willing parties. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of estimation and judgment by CALC, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

(2) Summary of Significant Accounting Policies, Continued:

Valuation of Financial Instruments, Continued

The following describes the valuation techniques applied to the Company's major classes of assets to measure fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Cash equivalents

The Company holds money market investments which are included in cash and cash equivalents on the statement of financial condition. Money market investments are valued based on the reported net asset value and are classified within level 1 of the fair value hierarchy.

The Company held no level 2 or level 3 financial instruments during the year or at December 31, 2013.

Valuation Processes

Citadel LLC's Valuation Committee is responsible for establishing and maintaining the Company's valuation framework and providing oversight of the valuation function. The Valuation Committee approves the Company's valuation policies, oversees NTHFS's independent role in the valuation process and approves the use of third-party valuation services when necessary. The Valuation Committee's members include, among others, Citadel LLC's Chief Operating Officer, Global Controller, Head of Portfolio Construction and Risk and Citadel Europe's Chief Financial Officer.

The trading desks are responsible for valuing all of their Financial Instruments in accordance with the valuation policies established by the Valuation Committee. The product control group within NTHFS ("NTHFS Product Control") performs a monthly detailed price verification process on substantially all Financial Instruments. As part of NTHFS Product Control's price verification processes, third-party pricing data is obtained from various sources (including, but not limited to, Bloomberg and Interactive Data Corporation) and then compared to the valuation of Financial Instruments to ensure consistency and validity.

Each month, NTHFS Product Control produces a written summary of the results of its price verification process. The Valuation Committee meets monthly to review the summary and determine if any adjustments are necessary. The Valuation Committee has final authority to adjust any valuation.

NTHFS Product Control also reviews the Company's adherence to its valuation policies through daily net profit and loss reporting procedures with the intent to identify potential valuation or trade booking issues on a timely basis.

(Expressed in U.S. dollars)

(2) Summary of Significant Accounting Policies, Continued:

Other Financial Instruments

CALC estimates the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

(3) Income Taxes:

Effective August 1, 2012, the Company is treated as a corporation for U.S. federal income tax purposes and is therefore subject to U.S. federal, state and local corporate income tax. The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. At December 31, 2013, CALC has no knowledge of any tax returns of the Company under examination.

In accordance with GAAP, CALC has reviewed the Company's tax positions for all open tax years. For the year ended December 31, 2013, CALC has determined that the Company was not required to establish a liability for uncertain tax positions.

At December 31, 2013, the Company had income taxes receivable of $23,716 and income taxes payable of $173,483, which are included in other assets and other liabilities, respectively, on the statement of financial condition.

The Company has determined that, as of December 31, 2013, there are no temporary differences between the GAAP and tax bases of assets and liabilities that would result in deferred income tax assets or liabilities.

(4) Collateralized Transactions:

The Company manages credit exposure arising from reverse repurchase agreements and repurchase agreements by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2013, the Company had reverse repurchase and repurchase agreements with affiliates and non-affiliates.

(Expressed in U.S. dollars)

(4) Collateralized Transactions, Continued:

Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements. Also, the counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable, including accrued interest, and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized. At December 31, 2013, CALC has evaluated the collateral pledged and/or received in connection with reverse repurchase agreements and repurchase agreements and does not anticipate losses if a counterparty failed to return collateral.

The Company is a netting member of the Government Securities Division of FICC, an industry clearing house for reverse repurchase and repurchase transactions. On the evening of every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty. To date, the Company has cleared substantially all of its reverse repurchase and repurchase transactions with unaffiliated counterparties through FICC on a fully disclosed basis.

As of December 31, 2013, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $13,564,076,026, which includes accrued coupon interest of $26,807,992. Also as of December 31, 2013, the Company had repurchase agreements with collateral posted having a fair value of $13,564,076,026, which includes accrued coupon interest of $26,807,992. The Company also pledged net cash collateral of $4,272,000 to GFIL and received net cash collateral of $6,121,934 from a non-affiliated counterparty. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by obligations of the U.S. government, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company or counterparties' gross exposure.

(4) Collateralized Transactions, Continued:

The following table (in thousands) presents information about the offsetting of these instruments as of December 31, 2013.

	Assets as of December 31, 2013					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2] [3]	Net Amounts Presented in Statement of Financial Condition[1]	Counterparty Netting[2]	Financial Instruments, at Fair Value[2][4]	Net Exposure
Assets						
Securities purchased under agreements to resell	$ 13,621,485	$ (3,023,671)	$ 10,597,814	$ (10,008,709)	$ (588,382)	$ 723

	Liabilities as of December 31, 2013					
				Amounts Not Offset in the Statement of Financial Condition		
	Gross Amounts [1]	Amounts Offset in the Statement of Financial Condition [2] [3]	Net Amounts Presented in Statement of Financial Condition[1]	Counterparty Netting[2]	Financial Instruments, at Fair Value[2] [4]	Net Exposure
Liabilities						
Securities sold under agreements to repurchase	$ 13,621,485	$ (3,023,671)	$ 10,597,814	$ (10,008,709)	$ (586,532)	$ 2,573

(1) Amounts include all instruments, irrespective of whether there is a legally enforceable master netting arrangement in place. The gross and net amounts in this table include financing interest receivables or payables related to these transactions.

(2) Amounts relate to master netting arrangements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

(3) Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting arrangement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. This amount also includes net financing interest receivables and payables related to these transactions.

(4) The fair value of financial instruments includes accrued coupon interest in addition to cash collateral.

(5) Fair Value Disclosures:

The following fair value hierarchy table presents information about the Company's assets measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

	Assets at Fair Value as of December 31, 2013 (in thousands)			
	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 63,000	$ —	$ —	$ 63,000
Total assets at fair value	$ 63,000	$ —	$ —	$ 63,000

(6) Transactions with Related Parties:

Expenses

Pursuant to an administrative services agreement, the Company reimburses Citadel LLC for direct and allocable administrative, general and operating expenses paid by Citadel LLC, on behalf of the Company. As of December 31, 2013, the Company had a payable to Citadel LLC of $361,459, which is included in payable to affiliates on the statement of financial condition.

Pursuant to a services agreement, a proportionate share of expenses incurred by KGOH, Wellington, CYFC, CYHD, GFXC and GFOH for certain administrative services provided by NTHFS are allocated to the Company. At December 31, 2013, the Company has payables to KGOH, Wellington, CYFC, CYHD, GFXC, and GFOH of $8,030, $6,178, $177, $1,026, $628, $5,862 respectively, which are included in payable to affiliates on the statement of financial condition.

Repurchase and Reverse Repurchase Agreements

During 2013, the Company entered into repurchase and reverse repurchase agreements with GFIL. As of December 31, 2013, the Company had repurchase and reverse repurchase agreements with GFIL with a gross contract value of $7,105,023,938 and $6,516,030,100, respectively. These amounts are netted by $1,511,710,213 on the statement of financial condition. Additionally, as of December 31, 2013, the Company had a financing interest payable of $270,458 and a financing interest receivable of $160,015 related to repurchase and reverse repurchase agreements with GFIL, respectively. These amounts are netted by $125,209 on the statement of financial condition. The Company pledged securities collateral with a fair value of $7,073,168,194, which includes accrued coupon interest of $12,707,536, and received securities collateral with a fair value of $6,490,907,832, which includes accrued coupon interest of $14,100,456 with regard to these transactions.

As of December 31, 2013, the Company provided GFIL with cash collateral of $4,272,000 related to repurchase and reverse repurchase agreements. The amount is included in receivable from affiliate on the statement of financial condition.

(6) Transactions with Related Parties, Continued:

Repurchase and Reverse Repurchase Agreements, Continued

Additionally, in relation to repurchase and reverse repurchase transactions during the year, the Company earned and incurred charges relating to failed delivery of securities.

Effective January 1, 2013, the Company is compensated for financing services provided to GFIL, based on a comparable profits model in accordance with applicable transfer pricing regulations under the Internal Revenue Code. As of December 31, 2013, the Company had a receivable from GFIL of $177,876, which is included in receivable from affiliate on the statement of financial condition.

(7) Risk Management:

The Company is subject to various risks, including, but not limited to, market risk, credit risk, and other risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments and the securities collateral pledged and/or received under repurchase and reverse repurchase agreements. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. A description of each such market risk category is set forth below:

- Equity related risks result from exposures to changes in prices and volatilities of individual equities, equity baskets and equity indices.
- Interest rate related risks primarily result from exposures to changes in the level, slope and curvature of the yield curve, the volatility of interest rates and credit spreads.
- Commodity related risks result from exposures to changes in spot prices, forward prices and volatilities of commodities, such as electricity, natural gas, crude oil, and petroleum products.
- Credit related risks result from exposures to changes and volatilities of government or corporate credit, baskets of corporate credit or credit indices.
- Currency related risks result from exposures to changes in spot prices, forward prices and volatilities of currencies.

Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Company attempts to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

(7) Risk Management, Continued:

Credit Risk

Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Substantially all of the Company's credit risk relates to principal transactions with GFIL.

The cash balance held at a major U.S. financial institution, which typically exceeds Federal Deposit Insurance Corporation coverage, also subjects the Company to a concentration of credit risk. CALC attempts to mitigate the credit risk that exists with the deposits in excess of insured amounts by, among other factors, maintaining those deposits pursuant to segregated custodial arrangements, where possible.

Other Risks

Legal, tax and regulatory changes could occur during the term of the Company that may adversely affect the Company. The effect of any future regulatory change on the Company could be substantial and adverse.

Contingencies

In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, CALC believes the risk of loss from these arrangements to be remote.

The Company provides guarantees to a securities clearinghouse (FICC). Under the standard membership agreement, members are required to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, CALC believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Commitments

The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2013, the Company had commitments relating to its unsettled forward starting repurchase and reverse repurchase agreements of $3,753,900,000 and $3,753,900,000,

(Expressed in U.S. dollars)

(7) Risk Management, Continued:

Commitments, Continued

respectively. At December 31, 2013, these forward starting repurchase and reverse repurchase agreements had settlement dates within 5 business days of December 31, 2013. The unsettled forward starting reverse repurchase agreements of $3,753,900,000 are with GFIL.

(8) Regulatory Requirements:

The Company is subject to the net capital requirements of the SEC Uniform Net Capital Rule ("Rule 15c3-1") and has elected to use the alternative method as permitted by this rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined in Rule 15c3-1, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. At December 31, 2013, net capital was $105,584,737 in excess of the required minimum net capital.

The Company is also subject to the requirements of the SEC Computation for Determination of Reserve Requirements ("Rule 15c3-3"). However, the Company does not carry any securities for the account of a customer as defined in Rule 15c3-3. Therefore, there are no such reportable amounts as of December 31, 2013. At December 31, 2013, cash of $1,000,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3, which is included in cash segregated under federal regulations on the statement of financial condition.

In addition, the Company is subject to minimum capital requirements of clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

(9) Subsequent Events:

The Company has performed an evaluation of subsequent events through February 24, 2014, which is the date the financial statements were available to be issued. Pursuant to an administrative services agreement, GFIL reimburses the Company for any payments made by the Company on behalf of GFIL for any negotiated fee arrangements. Subsequent to December 31, 2013, the Company received reimbursements of $1,500,000 related to these transactions.